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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
Thomas E. Rutledge
Stoll Keenon Ogden PLLC
1700 PNC Plaza
500 West Jefferson Street
Louisville, Kentucky 40202
(502) 582-1601
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 14, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	115637-10-0

1	NAMES OF REPORTING PERSONS: Ina B. Bond

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,866,749

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,883,133

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,866,749

WITH:	8	SHARED DISPOSITIVE POWER:

		7,883,133

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,749,882

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	17.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
Item 2.

(a)	Name:	Ina B. Bond
(b)	Principal Business address:	8215 West Highway 42
Goshen, Kentucky 40026
     (c) United States of America
     (d) Brown-Forman Corporation Class A Common Stock
     (e) 0115637-10-0
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
     (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
     (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
     (h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
     (j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
     The amount of shares beneficially owned by the undersigned as of March 14, 2006, is as follows:

		Aggregate
		Number
(a)	Beneficially Owned	9,749,882
(b)	Percent of Class	17.2%
(c)	Sole Voting Power	1,866,749
	Shared Voting Power	7,883,133
	Sole Disposition Power	1,866,749
	Shared Disposition Power	7,883,133
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     On March 14, 2006, the undersigned became an advisor to a trust holding Brown-Forman Corporation Class A Common Stock. As an advisor the undersigned shares voting and dispositional power over the shares held by the trust. As of the date of this filing the other members of the advisory committee are Martin S. Brown, Sr., brother of the undersigned, and Austin Musselman, son of the undersigned. The undersigned is an advisor to another trust for which the other members of the advisory committee are W.L. Lyons Brown, Jr. and Owsley Brown II, both of whom are siblings of the undersigned. Sara S. Brown, the mother of the undersigned, has the right to receive dividends and the proceeds of sale from certain shares for which the undersigned has shared voting and dispositional control, with those shares being more than 5% of the Class A Common Stock.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
            Company or Control Person.
     N/A
Item 8. Identification and Classification of Members of the Group.
     N/A
Item 9. Notice of Dissolution of Group.
     N/A

Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 23, 2006

/s/ Thomas E. Rutledge Ina B. Bond, by Thomas E. Rutledge, Attorney-In-Fact pursuant to power of attorney dated

LIMITED POWER OF ATTORNEY
     KNOW ALL BY THESE PRESENTS: That I, Ina B. Bond, of Delray Beach, Florida, do hereby make and appoint Michael B. Crutcher, Nelea A. Absher or Thomas E. Rutledge of Louisville, Kentucky, each as my true and lawful attorney-in-fact, with full power of substitution, for the limited purpose of executing on my behalf and in my name, place, and stead any Schedule 13D or Schedule 13G, any amendments thereto, or other forms promulgated by the United States Securities & Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder which I am required by law or regulation to execute. This limited power shall remain in effect until specifically revoked by me.
     IN TESTIMONY WHEREOF, pursuant to power of attorney dated March 17, 2006.

/s/ Ina B. Bond
Ina B. Bond

STATE OF FLORIDA	}
}
COUNTY OF PALM BEACH	}
     I, a Notary Public in and for the State and County aforesaid, do hereby certify that the foregoing instrument of writing was this day produced before me by Ina B. Bond, who subscribed and acknowledged the same to be his act and deed.

/s/ Dolores J. Petrullo
Notary Public
My Commission Expires: 5-17-2006